Marathon Patent Group, Inc.

1180 North Town Centre Drive, Suite 100

Las Vegas, NV 89144

July 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Esq.
Re:	Marathon Patent Group, Inc.
Registration Statement on Form S-3
File No. 333-231915
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Marathon Patent Group, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231915), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on July 17, 2019, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

MARATHON PATENT GROUP, INC.

/s/ Merrick Okamoto
Merrick Okamoto
Chief Executive Officer